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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


10035844

ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-67840

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2009 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Intercam Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1221 Brickell Avenue, Suite 1070
(No. and Street)

Miami	FL	33131
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Everardo Vidaurri — (305) 377-8008
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kaufman Rossin & Co., P.A.
(Name - *if individual, state last, first, middle name*)

2699 S. Bayshore Drive	Miami	Florida	33133
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
MAR 01 2010
Washington, DC
106

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in the United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17 a-5(e) (2)

Potential persons who are to respond to the collection of information Contained in this form are not required to respond unless the form Displays a currently valid OMB control number

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Everardo Vidaurri, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Intercam Securities, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions


KAREN VELASCO
MY COMMISSION # DD714746
EXPIRES September 13, 2011
(407) 398-0153
FloridaNotaryService.com

(Signature)

CEO
(Title)

2/26/10
(Notary Public)

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (Cash Flows)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditors' report on internal control required by SEC Rule 17a-5.

** *For conditions of confidential treatment of certain portions of this filing. See section 240.17a-5(e)(3).*

A report containing a statement of financial condition has been included; accordingly it is requested that this report be given confidential treatment.

CONTENTS

INDEPENDENT AUDITORS' REPORT

Intercam Securities, Inc.
Miami, Florida

We have audited the accompanying statement of financial condition of Intercam Securities, Inc. as of December 31, 2009. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

KAUFMAN ROSSIN & CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Intercam Securities, Inc. as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.



Miami, Florida
February 25, 2010

INTERCAM SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

CASH AND CASH EQUIVALENTS (NOTE 6)	$	85,622
CERTIFICATES OF DEPOSIT (NOTE 5)		136,943
DEPOSIT AT BROKER (NOTE 6)		100,000
PROPERTY AND EQUIPMENT, NET (NOTE 4)		78,814
OTHER ASSETS		37,775
	$	439,154

LIABILITIES AND DEFICIENCY IN ASSETS

LIABILITIES		
Accounts payable and accrued liabilities	$	26,540
LEASE COMMITMENT (NOTE 5)		
SUBORDINATED LOAN (NOTE 7)		472,500
DEFICIENCY IN ASSETS (NOTE 2)	(	59,886)
	$	439,154

See accompanying notes.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization

Intercam Securities, Inc. (the Company) incorporated on September 19, 2007 in the State of Florida, and on July 23, 2008 received authorization from the Financial Industry Regulatory Authority ("FINRA") to operate as a registered broker dealer. The Company buys and sells securities on a riskless principal basis with customers and other dealers, earning a spread. The Company is also authorized to buy and sell equities, mutual funds, corporate debt, U.S. Government bonds and put and call options, for its customers primarily residing in Mexico, in an agency capacity and charges a commission. In addition the Company may engage in group underwriting.

The Company is a wholly owned subsidiary of Corporativo Y Asesoria ICC, S.A De C.V. (the "Parent").

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Cash and Cash Equivalents

The Company, during the course of operations, may maintain cash balances in excess of federally insured limits.

The Company considers all highly liquid investments purchased with an original maturity of three months or less at the date of acquisition to be cash equivalents.

Securities Transactions and Revenue Recognition

Securities transactions and related gains or losses, commissions and clearing costs are reported on a trade date basis.

Interest income is recorded on an accrual basis. Dividend income is recognized on the ex-dividend date.

Property and Equipment

Property and equipment is recorded at cost. Expenditures for major betterments and additions are charged to the asset accounts while replacements, maintenance and repairs which do not improve or extend the lives of the respective assets are charged to expense currently.

Depreciation and amortization are computed using the straight-line method at various rates based upon the shorter of the estimated useful lives of 5 and 7 years or the term of the lease for leasehold improvements.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Income Taxes

The Company accounts for income taxes under the liability method whereby deferred tax assets and liabilities are provided for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Deferred tax assets, net of a valuation allowance, are recorded when management believes it is more likely than not that the tax benefits will be realized. Realization of the deferred tax assets is dependent upon generating sufficient taxable income in the future. The amount of deferred tax asset considered realizable could change in the near term if estimates of future taxable income are modified.

Commencing for 2009, the Company adopted "*Accounting for Uncertainties in Income Taxes*" as prescribed by the *Accounting Standards Codification*, which provides guidance for financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a tax return for open tax years (generally a period of three years from the later of each return's due date or the date filed) that remain subject to examination by the Company's major tax jurisdictions. Adoption had no effect on the Company's financial statements.

NOTE 2. ECONOMIC DEPENDENCY

A significant portion of the Company's working capital has been obtained from funds provided by its Parent. The Company's liquidity position during the year ending December 31, 2010 is significantly dependent upon the availability of continued funding from its Parent in the absence of achieving profitable operations. The Parent has committed to funding the Company's operations through March 2011.

NOTE 3. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $50,000 or 6 2/3% of "Aggregate Indebtedness", as defined. At December 31, 2009, the Company's "Net Capital" was $259,786, which exceeded requirements by $209,786, and the ratio of "Aggregate Indebtedness" to "Net Capital" was 0.10 to 1.

NOTE 4. PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2009 consisted of the following:

Furniture and fixtures	$	33,349
Office equipment		28,960
Leasehold improvements		34,404
		96,713
Less: accumulated depreciation and amortization	(	17,899)
	$	78,814

NOTE 5. LEASE COMMITMENT

The Company is obligated under a non-cancelable operating lease for its office facility in Miami, Florida, expiring in 2013. In lieu of a security deposit, the Company delivered an irrevocable standby letter of credit to the landlord. The irrevocable standby letter of credit is collateralized by a certificate of deposit in the amount of $36,113 that matures on April 4, 2010 and is renewable annually throughout the term of the lease.

NOTE 5. LEASE COMMITMENT (Continued)

The approximate future minimum rentals under the non-cancelable lease for the years subsequent to December 31, 2009 is as follows:

2010	$	70,000
2011		72,000
2012		74,000
2013		44,000
	$	260,000

NOTE 6. RISK CONCENTRATIONS

Clearing and Depository Concentrations

The clearing and depository operations for the Company's securities transactions are provided by a brokerage firm, whose principal office is located in Jersey City, New Jersey. At December 31, 2009, cash and cash equivalents of approximately $23,000 and the deposit at broker of $100,000 are held by this brokerage firm.

Other Risk Concentrations

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company through its clearing broker extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In addition to these activities, the Company may execute customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

NOTE 7. RELATED PARTY TRANSACTIONS

Service Agreement

On January 1, 2009, the Company entered into a service agreement with Intercam Case De Bolsa, S.A. De C.V. (the "Affiliate"). The Affiliate is related to the Company by virtue of common ownership. The Company agreed to provide monthly macroeconomic analyses and securities research in exchange for a services fee to be paid by the Affiliate to the Company. The Affiliate and the Company mutually agreed that the monthly service fee be decreased from $30,000 to $15,000, effective November 1, 2009. At December 31, 2009, the related service fee receivable from Affiliate amounted to $30,000, which is included in the accompanying statement of financial condition as a component of other assets. The service agreement terminated on December 31, 2009.

Subordinated Loan

On January 20, 2009, the Company received a favorable ruling from the Financial Industry Regulatory Authority ("FINRA") with regards to a subordinated loan received from the Parent in the amount of $450,000. The subordinated loan was approved as equity for net capital purposes and has been included as such since the date of approval. The loan matures January 2, 2014 with a balloon payment due at maturity date of $450,000 plus accrued interest and has a stated interest rate of 5% per annum. At December 31, 2009, the subordinated loan due to the Parent, including accrued interest, amounted to $472,500.

NOTE 8. INCOME TAXES

The deferred tax asset at December 31, 2009 approximates $208,000 and results primarily from a net operating loss carryforward, which has been offset by a valuation allowance of the same amount. The net operating loss carryforward expires in the years 2026-2028. The effective tax rate differed from the maximum federal statutory rate of 34% principally due to the change in the deferred tax asset valuation allowance and state income taxes.

INTERCAM SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009







KAUFMAN ROSSIN & CO.
PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

KAUFMAN ROSSIN & CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

Miami:

2699 s. bayshore drive
suite 300
miami, florida 33133

305 858 5600
305 856 3284 fax

Ft. Lauderdale:

200 e. broward blvd.
suite 1310
ft. lauderdale, florida 33301

954 713 7444
954 759 7877 fax

Boca Raton:

225 n.e. mizner blvd.
suite 250
boca raton, florida 33432

561 394 5100
561 750 9781 fax

World Wide Web:

www.kaufmanrossin.com